Exhibit 2.4

***CERTAIN MATERIAL (INDICATED BY THREE ASTERISKS IN BRACKETS) HAS BEEN OMITTED FROM THIS DOCUMENT BECAUSE IT IS BOTH (1) NOT MATERIAL AND (2) INFORMATION THE COMPANY TREATS AS PRIVATE OR CONFIDENTIAL.

Amendment Agreement to
SHARE PURCHASE AGREEMENT

dated

31 January 2024

by and between

Knorr-Bremse Systeme für Schienenfahrzeuge GmbH

and

Knorr Brake Holding Corporation

as Sellers

and

HERAMBA GMBH

and

Heramba Holdings, Inc.

as Purchasers

Table of Contents

1.	Definitions	2

2.	Closing Conditions	2

3.	Purchase Price	3

4.	Cash Pool	4

5.	Preparation and Approval of Financial Statements 2023	4

6.	[***] Project	4

7.	Registered Seat and Center of Main Interest	7

8.	Stock Option for 3rd Purchase Price and Option Purchase Price	8

9.	Working Capital Line	9

10.	Bring Down	9

11.	Replacement of Exhibits to the SPA	10

12.	No Further Changes to SPA	10

13.	Costs and Expenses	10

14.	Miscellaneous	10

i

Table of Exhibits

Exhibit 6.6.1	[***] Project Management Team Members

Exhibit 17.8	Collateral Commitment Letter

Exhibit 17.9	Firm Commitment Letter

Exhibit 24.6.1(a)	Seller Recourse Guarantees

Exhibit 24.6.1(b)	Seller Bank Guarantees

Exhibit 25	Equity Commitment Letter

ii

Amendment Agreement to Share Purchase Agreement

This amendment agreement to the share purchase agreement (the “Agreement”) is entered into between

1.	Knorr-Bremse Systeme für Schienenfahrzeuge GmbH, a limited liability company (Gesellschaft mit beschränkter Haftung) established under the Laws of Germany having its statutory seat in Munich, Germany, and registered with the commercial register of the Local Court of Munich under HRB 91181 (“Seller 1”),

2.	Knorr-Brake Holding Corporation, a corporation established under the Laws of the State of Delaware, USA, having its registered office in Corporate Trust Center 1209 Orange Street, Wilmington, Delaware 19801, USA, and registered with the State of Delaware under file number 2248615 (“Seller 2”), and

(Seller 1 and Seller 2 also referred to collectively as “Sellers” and individually as a “Seller”)

3.	Heramba GmbH, a limited liability company (Gesellschaft mit beschränkter Haftung) established under the Laws of Germany having its statutory seat in Düsseldorf, Germany, registered with the commercial register of the Local Court of Düsseldorf under HRB 98529 (“Purchaser 1”)

4.	Heramba Holdings, Inc., a corporation established under the Laws of the State of Delaware, USA, having its registered office in c/o Universal Registered Agents, Inc., 300 Creek View Road, Suite 209, New Castle County, Newark, Delaware 19711, USA, and registered with the State of Delaware under file number 7425769 (“Purchaser 2”)

(Purchaser 1 and Purchaser 2 also referred to collectively as “Purchasers” and individually as a “Purchaser”)

(Sellers and Purchasers also referred to collectively as “Parties” and individually as a “Party”).

Recitals

A.	On 25 and 26 July 2023, Sellers and Purchasers entered into a Share Purchase Agreement regarding the sale and transfer of shares in Kiepe Electric GmbH and Kiepe Electric LLC (notarial deed no. W 2651 / 2023, notary public Prof. Dr. Hartmut Wicke, Munich; “SPA”).

B.	On [***], [***] and KE DE entered into the [***] Contract, as amended and supplemented by the [***] Supplementary Contract, for the design, construction, delivery and commissioning of [***] Vehicles for the [***] Project. The Parties acknowledge that the [***] Project is [***] of no interest for the Purchasers. As such, the Parties have intended to financially carve-out the [***] Matter from the Transaction, as specified in the SPA.

C.	Against this background, and in order to clarify certain other matters, the Parties wish to amend the SPA and to make certain clarifications, in each case as set forth in this Agreement.

The Parties therefore agree as follows:

1.	Definitions

Unless otherwise defined in this Agreement, capitalized terms used in this Agreement shall have the meaning assigned to them in the SPA.

2.	Closing Conditions

2.1	The Parties hereby acknowledge and agree that in respect of the Collateral Commitment Letter, in deviation from Section 17.8 of the SPA, (i) Purchasers shall provide Sellers with a Collateral Commitment Letter from a third party (which is acceptable to Sellers) in an amount of USD 25,000,000 (in words: US Dollar twenty five million), provided that such amount shall automatically increase by an additional amount of up to USD 25,000,000 (in words: US Dollar twenty five million) to an amount of up to USD 50,000,000 (in words: US Dollar fifty million) in the event of a Collateral Increase Event (as defined in the Collateral Commitment Letter), and (ii) the [***] Collaterals shall not form part of and not be covered by the Collateral Commitment Letter, in each case as set out in more detail in Exhibit 17.8 attached hereto. Except as specifically provided otherwise in the preceding sentence and Section 11.1 of this Agreement, Section 17.8 of the SPA shall remain in full force and effect and shall not be amended, changed, modified, terminated or otherwise affected by this Agreement, and nothing in this Agreement shall prejudice any of the provisions of Section 17.8 of the SPA.

2.2	The Parties hereby acknowledge and agree that in respect of the Firm Commitment Letter, in deviation from Section 17.9 of the SPA, Purchasers shall provide Sellers with a Firm Commitment Letter from a third party (which is acceptable to Sellers) in an amount of USD 20,000,000 (in words: US Dollar twenty million), provided that such amount shall automatically increase by an additional amount of USD 30,000,000 (in words: US Dollar thirty million) to an amount of USD 50,000,000 (in words: US Dollar fifty million) at the earlier of (i) two (2) months after the completion of the de-SPAC and (ii) 30 June 2024, in each case as set out in more detail in Exhibit 17.9 attached hereto. Except as specifically provided otherwise in the preceding sentence and Section 11.2 of this Agreement, Section 17.9 of the SPA shall remain in full force and effect and shall not be amended, changed, modified, terminated or otherwise affected by this Agreement, and nothing in this Agreement shall prejudice any of the provisions of Section 17.9 of the SPA.

2.3	The Parties hereby acknowledge and agree that in respect of the Equity Commitment Letter, in deviation from Section 25 of the SPA, Purchasers shall provide Sellers with an Equity Commitment Letter from a third party (which is acceptable to Sellers) in an amount of [***], provided that such amount shall only secure the 2nd Purchase Price, the 3rd Purchase Price and the Option Purchase Price (but not the Closing Purchase Price), and further provided that Purchasers shall have the Stock Consideration Option, in each case as set out in more detail in Exhibit 25 attached hereto and Section 8 of this Agreement. Except as specifically provided otherwise in the preceding sentence and Sections 8 and 11.3 of this Agreement, Section 25 of the SPA shall remain in full force and effect and shall not be amended, changed, modified, terminated or otherwise affected by this Agreement, and nothing in this Agreement shall prejudice any of the provisions of Section 25 of the SPA.

3.	Purchase Price

3.1	The Parties hereby agree that the Preliminary Closing Purchase Price pursuant to Section 11.5 of the SPA shall be an amount of EUR 4,893,659.13 (in words: Euro four million eight hundred ninety-three thousand six hundred fifty-nine 13/100).

3.2	It is acknowledged by Sellers that Purchaser 1, on 27 December 2023, effected a prepayment on the Preliminary Closing Purchase Price in an amount of EUR 1,393,659.13 (in words: one-million-three-hundred-ninety-three-thousand-six-hundred-fifty-nine 13/100) (the “Preliminary Closing Purchase Price Prepayment”). As a consequence of the Preliminary Closing Purchase Price Prepayment and non-refund thereof by Seller 1 to Purchaser 1, the Parties hereby agree to adjust the Preliminary Closing Purchase Price by an amount of EUR 93,659.13 (in words: Euro ninety-three-thousand-six-hundred-fifty-nine 13/100) (the “Preliminary Closing Purchase Price Adjustment”) resulting in an adjusted Preliminary Closing Purchase Price of EUR 4,800,000.00 (four-million-eight-hundred-thousand 00/100) (the “Adjusted Preliminary Closing Purchase Price”). For the avoidance of doubt, the Preliminary Closing Purchase Price Adjustment must not be reflected and is, therefore, to be disregarded for the calculation and determination of the Final Closing Purchase Price.

3.3	Based on the Adjusted Preliminary Closing Purchase Price and following crediting of the Preliminary Closing Purchase Price Prepayment, it is agreed between the Parties that the remaining balance of the Adjusted Preliminary Closing Purchase Price payable by Purchasers to Sellers at Closing, to comply with their obligation to pay the Adjusted Preliminary Closing Purchase Price, is conforming to an overall amount of EUR 3,406,340.87 (in words: Euro three-million-four-hundred-six-thousand-three-hundred-forty 87/100).

3.4	The Parties hereby agree that in addition to the Closing Purchase Price, the 2nd Purchase Price, the 3rd Purchase Price and the Option Purchase Price, a fixed amount of EUR 5,000,000 (in words: Euro five million) (“Additional Purchase Price”) shall be paid by Purchasers to Sellers as an additional purchase price which shall be due (fällig) and payable (zahlbar) at the later of (i) the [***] Completion Date and (ii) 30 March 2026. The Additional Purchase Price shall be allocated to Sellers as follows: (i) 95% (in words: ninety-five percent) thereof shall be allocated to Seller 1 and (ii) 5% (in words: five percent) thereof shall be allocated to Seller 2.

3.5	The Parties hereby agree that in the event that the Purchase Price Adjustment Amount is in favor of Sellers, in deviation of Section 11.7.2(c) of the SPA, a portion of the Purchase Price Adjustment Amount equaling an amount of up to EUR 1,630,000 (in words: Euro one million six hundred thirty thousand) shall not become due (fällig) and payable (zahlbar) within ten (10) Business Days after the Effective Date Statement becoming binding on Sellers and Purchasers in accordance with Section 12 of the SPA, but be deferred and become due (fällig) and payable (zahlbar) on 31 March 2025.

3.6	The Parties hereby acknowledge and agree that the defined term “Cash” (as defined in Section 11.4.1 of the SPA) shall include not only any SFY Loss Compensation Claim owed by Seller 1 to KE DE, but also any 2023 Loss Compensation Claim, in each case if and to the extent not yet repaid and/or settled on the Effective Date.

3.7	The Parties hereby acknowledge and agree that the defined term “Debt” (as defined in Section 11.4.3 of the SPA) shall include not only any SFY Profit Transfer Claim owed by KE DE to Seller 1, but also any 2023 Profit Transfer Claim, in each case if and to the extent not yet repaid and/or settled on the Effective Date.

4.	Cash Pool

4.1	The Parties acknowledge and agree that KB AG and KE DE have terminated the German Cash Pool Agreement, and any Cash Pool Payables Claims and any Cash Pool Receivables Claims under the German Cash Pool Agreement have been repaid and settled directly between the parties concerned, in each case prior to 31 December 2023.

4.2	The Parties acknowledge and agree that Seller 2 and KE US have terminated the US Cash Pool Agreement, and any Cash Pool Payables Claims and any Cash Pool Receivables Claims under the US Cash Pool Agreement have been repaid and settled directly between the parties concerned, in each case prior to 31 December 2023.

5.	Preparation and Approval of Financial Statements 2023

In addition to the obligations of Purchasers under Section 5.3 of the SPA:

5.1	As from the Closing Date, Purchaser 1 shall procure (steht dafür ein) that as soon as reasonably practical after the Closing Date (i) financial statements (Abschluss) of KE DE for the fiscal year 2023 are prepared by KE DE under German GAAP (the “Financial Statements 2023”) and (ii) the Financial Statements 2023 are approved (festgestellt) by shareholders’ resolution of KE DE.

5.2	For the purposes of the SPA and this Agreement, the Financial Statements 2023 shall be considered final and binding once they have been prepared by KE DE and approved by shareholders’ resolution of KE DE. For the avoidance of doubt, the Financial Statements 2023 shall serve solely to determine the profit transfer claim (Gewinnabführungsanspruch) owed by KE DE to Seller 1 for the fiscal year 2023 (“2023 Profit Transfer Claim”) or the loss compensation claim (Verlustausgleichsanspruch) owed by Seller 1 to KE DE for the fiscal year 2023 (“2023 Loss Compensation Claim”), as the case may be, and shall not be prejudicial in any manner for any financial items in the Effective Date Balance Sheet or the Effective Date Statement.

5.3	Sections 5.4 through 5.6 of the SPA shall apply accordingly to the 2023 Profit Transfer Claim or the 2023 Loss Compensation Claim, as the case may be.

6.	[***] Project

6.1	The Parties hereby agree that Section 24.6.2 of the SPA shall not apply to the [***] Collaterals. Accordingly, Sellers and Purchasers shall have no obligation to obtain from [***] (i) a release of Sellers, the relevant Seller Affiliates and the relevant Financial Institutions and (ii) return of any documents or instruments evidencing the [***] Collaterals to Sellers, the relevant Seller Affiliates and the relevant Financial Institutions.

6.2	The Parties hereby agree that Section 24.6.6 of the SPA shall not apply to the [***] Collaterals. Accordingly, the [***] Collaterals shall not form part of and not be covered by the Purchaser Bank Guarantee.

6.3	The Parties hereby agree that Section 24.6.9 of the SPA shall not apply to the [***] Collaterals. Accordingly, as from the Closing Date, Sellers shall (i) have no obligation to continue to maintain any [***] Collaterals, (ii) be entitled (in their sole discretion) at any time to actively terminate, rescind from, settle or otherwise invalidate and materially alter, modify, amend or supplement any [***] Collaterals and (iii) be entitled (in their sole discretion) at any time to fully and solely control and take such action or request that KE DE takes such action as Sellers deem necessary, expedient or appropriate, including to request that KE DE initiates, conducts and pursues legal proceedings against [***], to obtain from [***] (a) a release of Sellers, the relevant Seller Affiliates and the relevant Financial Institutions from the [***] Collaterals and (b) return of any documents or instruments evidencing the [***] Collaterals to Sellers, the relevant Seller Affiliates and the relevant Financial Institutions.

6.4	The Parties hereby agree that Sections 6.1, 6.2 and 6.3 of this Agreement shall not affect any provisions of Section 5.7 of the SPA or any other provisions of Section 24.6 of the SPA, which shall remain in full force and effect and shall not be amended, changed, modified, terminated or otherwise affected by this Agreement, and nothing in this Agreement shall prejudice any of such provisions of Section 5.7 of the SPA or any such other provisions of Section 24.6 of the SPA. In particular:

6.4.1	In respect of any Collaterals, including any [***] Collaterals, under which any Sellers, any Seller Affiliates or any Financial Institutions remain obliged after the Closing Date, Purchasers shall procure (stehen dafür ein) that no claims will be raised against Sellers, the relevant Seller Affiliates and the relevant Financial Institutions, including by fulfilling the claims secured by the Collaterals, including the [***] Collaterals.

6.4.2	As from the Closing Date, Purchasers shall indemnify and hold harmless Sellers, any Seller Affiliates and any relevant Financial Institutions from and against (i) any claims under or in connection with any Collaterals, including any [***] Collaterals, other than fees, costs or expenses incurred by Sellers, any Seller Affiliates and any relevant Financial Institutions in connection with any Collaterals which shall be governed by Section 24.6.5 of the SPA, and (ii) any claims arising directly or indirectly from any termination of any bank guarantee credit lines. Section 22.8 of the SPA and the risk sharing mechanism set forth in Section 22 of the SPA, including Section 22.4 of the SPA, shall remain unaffected hereby and thereby.

6.4.3	As from the Closing Date, if and to the extent securities are provided by Seller 1 and/or any Seller Affiliates to creditors of KE DE pursuant to Section 303 AktG in connection with the termination of the PLTA, Section 24.6 of the SPA (including Sections 24.6.3 and 24.6.4 of the SPA, but excluding Section 24.6.9 of the SPA) shall apply accordingly with respect to any such securities and any claims raised under or in connection with such securities.

6.5	The Parties hereby agree that in deviation of Section 22.16.1 of the SPA, Purchaser 1 shall procure (steht dafür ein) that the management (Geschäftsführung) of the Target Companies and the Business (wherever this is or will be located from time to time, whether at the level of a Target Company, a Purchaser, the SPAC, the ListCo or an Affiliate of any of the foregoing) (collectively “Kiepe Management”) will be incentivized as from the Closing Date until the [***] Completion Date to professionally execute the [***] Project, such that at least [***]% [***] of its overall variable compensation will depend on the performance of the [***] Project, in particular on the completion of the [***] Project within the targeted project timeline and meeting the projected costs and expenses, each as projected by KE DE as of the Closing Date.

6.6	In addition to any rights of Sellers under the SPA, and any obligations of Purchasers under the SPA, in particular under Sections 22 and 24.6 of the SPA, in each case solely in relation to the [***] Project, the [***] Contract, the [***] Supplementary Contract, the [***] Collaterals and/or the [***] Matter, the Parties hereby agree that:

6.6.1	Purchasers shall procure (stehen dafür ein) that Sellers and their auditors and advisors, or if not otherwise legally permissible their external auditors and legal advisors, will at any time and during regular business hours (i) be granted access to any premises and (with the right to interview) to any Representatives of Purchasers, the Group Companies and any other Purchaser Affiliates, including the Kiepe Management, the project management team operationally managing the [***] Matter listed in Exhibit 6.6.1 attached hereto (collectively “[***] Project Management Team Members”) as well as any advisers and experts involved in the [***] Project, and (ii) be entitled to inspect (with the right to take copies or photos) any documents, books, records, data and other information, in each case within normal business hours; it being understood that any information which Sellers obtain in accordance with this Section 6.6.1 will only be used for the purposes of monitoring, evaluating or otherwise assessing the status and the progress of the [***] Matter, including the [***] Project, and evaluating, avoiding, defending against, appealing, compromising or settling any future or ongoing investigation, dispute, arbitration or litigation in connection with the [***] Matter, including the [***] Project.

6.6.2	In the event that [***] raises any claims against Sellers, the relevant Seller Affiliates or the relevant Financial Institutions under or in connection with the [***] Collaterals (collectively “[***] Claims”), Purchasers shall, and shall procure (stehen dafür ein) that the Group Companies will, provide Sellers, the relevant Seller Affiliates, the relevant Financial Institutions and their respective auditors and advisors if and to the extent reasonably required or deemed expedient or helpful by them for the purpose of evaluating, avoiding, defending against, appealing, compromising or settling such [***] Claims, without undue delay (unverzüglich) with (i) any documents, data and other information (in searchable electronic form where practicable), (ii) access (with the right to take photos and copies) to any premises, books, records, data and assets of the relevant Purchaser, the relevant Group Company and any relevant other Purchaser Affiliates, and (iii) access (with the right to interview) to any Representatives of Purchasers, the Group Companies and any other Purchaser Affiliates, including the Kiepe Management, the [***] Project Management Team Members as well as any advisers and experts involved in the [***] Project, in each case upon advance notice and within normal business hours; it being understood that any information which Sellers obtain in accordance with this Section 6.6.2 will only be used for the purposes of evaluating, avoiding, defending against, appealing, compromising or settling [***] Claims.

6.6.3	In the event that the Independent Committee decides on any items and matters relating to the [***] Matter (including, in particular, but not limited to, any items and matters that are reasonably expected to increase the [***] Actual Amount), Purchasers shall procure (stehen dafür ein) that such decision of the Independent Committee will be fully and promptly complied with and implemented by the Kiepe Management, the [***] Project Management Team Members as well as any advisers and experts involved in the [***] Project.

6.6.4	The Independent Committee shall adopt, on its first meeting following the establishment of the Independent Committee, rules of procedure governing the access and use of competitively sensitive information that may be exchanged between the Independent Committee Members.

6.6.5	In the period between the Closing Date and the [***] Completion Date, Purchasers shall, and shall procure (stehen dafür ein) that the Target Companies will, neither remove, dismiss, replace or terminate or materially amend the employment or service agreement nor reduce or reallocate the tasks or capacities (in terms of time spent, efforts spent, costs and expenses spent or otherwise) of any member of the Kiepe Management (if and to the extent such member of the Kiepe Management is deemed required by Sellers to ensure completion of the [***] Project within the targeted project timeline and meeting the projected costs and expenses, each as projected by KE DE as of the Closing Date), any [***] Project Management Team Members or any adviser or expert involved in the [***] Project, in each case unless (i) approved in writing (including email) by Sellers or (ii) specifically requested in writing (including email) by Sellers. The preceding sentence shall not apply to any removal, dismissal, replacement or termination of the employment or service agreement of any member of the Kiepe Management which is (a) resolved by resolution of the majority of the independent board members of ListCo, (b) based on reasons that entitle the Purchaser Group to terminate the employment agreement for cause (defined in a manner customary for an executive of a public company listed in the United States or qualifying as reason to terminate the agreement for cause under applicable laws), (c) based on material failure to reach agreed upon performance goals, (d) based on non-compliance with regulatory duties imposed on the Purchaser Group by the SEC or any other competent Authority or (e) based on any other material breach or material non-compliance with applicable duties which has the effect of any of the reasons or grounds described under lit. (a) through (d). For the avoidance of doubt, any voluntary termination by any [***] Project Management Team Member is not considered breach of this Section 6.6.5.

6.6.6	Seller shall be entitled to set-off (aufrechnen) at any time any claims under Section 24.6.4 of the SPA and/or Section 5.4.2 of this Agreement, in each case to the extent related to any [***] Collaterals, against any [***] Indemnification Claims of Purchasers arising under Section 22 of the SPA.

7.	Registered Seat and Center of Main Interest

In the period between the Closing Date and the [***] Completion Date, Purchasers shall, and shall procure (stehen dafür ein) that the Target Companies will, not change their registered seat or their center of main interest, in each case unless approved in writing (including email) by Sellers.

8.	Stock Option for 3rd Purchase Price and Option Purchase Price

8.1	The Parties hereby agree that following the closing of the transactions contemplated by the Business Combination Agreement and the completion of the de-SPAC (the “de-SPAC Completion Date”), Purchasers shall, in their discretion and at their option, be entitled to comply with their obligation to pay when due (fällig) and payable (zahlbar) the 3rd Purchase Price in accordance with Section 11.3 of the SPA and/or the Option Purchase Price in accordance with Sections 9.3 and 9.4 of the SPA, as applicable, by transferring to or causing the issuance of such number of Class A common stock, par value $0.0001 per share, of ListCo (“ListCo Common Stock”) in lieu of payment in cash, with a value equal to the 3rd Purchase Price (“3rd Stock Consideration”) and/or the Option Purchase Price (“Option Stock Consideration”), as applicable, determined on the basis of the prior twenty (20) trading day VWAP (the “Stock Consideration Option”). For purposes of this Section 8.1, “VWAP” with respect to any given trading day shall mean the volume weighted average price of the ListCo Common Stock for such date on The Nasdaq Capital Market LLC as reported by Bloomberg L.P. (based on a trading day from 9:30 a.m. (New York City time) to 4:00 p.m. (New York City time)).

8.2	Purchasers shall be entitled to exercise the Stock Consideration Option for (i) the 3rd Purchase Price at any time in the period between the de-SPAC Completion Date and twenty (20) Business Days prior to the date on which the 3rd Purchase Price would become due (fällig) and payable (zahlbar) in accordance with Section 11.3 of the SPA but for the exercise of the Stock Consideration Option for the 3rd Purchase Price and (ii) the Option Purchase Price at any time in the period between the de-SPAC Completion Date and twenty (20) Business Days prior to the date on which the Option Purchase Price would become due (fällig) and payable (zahlbar) in accordance with Sections 9.3 and 9.4 of the SPA but for the exercise of the Stock Consideration Option for the Option Purchase Price, in each case by delivery of a written notice to Sellers.

8.3	In case Purchasers exercise the Stock Consideration Option for the 3rd Purchase Price and/or for the Option Purchase Price in accordance with Section 8.2 of this Agreement, Purchasers shall deliver an irrevocable notice from ListCo’s transfer agent as to the issuance in uncertificated form by book-entry in ListCo’s direct registration system, or, at the option of Purchasers, one or more stock certificates, free and clear of any liens, for the aggregate number of ListCo Common Stock issuable as the 3rd Stock Consideration and/or the Option Stock Consideration, as applicable, registered in the name of Seller 1 (or such other Person as directed by Seller 1) (Seller 1 or such Person, the “Holder”) at the date on which the 3rd Purchase Price would have become due (fällig) and payable (zahlbar) in accordance with Section 11.3 of the SPA but for the exercise of the Stock Consideration Option for the 3rd Purchase Price and/or at the date on which the Option Purchase Price would have become due (fällig) and payable (zahlbar) in accordance with Sections 9.3 and 9.4 of the SPA but for the exercise of the Stock Consideration Option for the Option Purchase Price, as applicable.

8.4	Purchasers shall procure (stehen dafür ein) that

8.4.1	ListCo shall have filed with the U.S. Securities and Exchange Commission and declared effective under the Securities Act of 1933, as amended (the “Securities Act”), a resale registration statement (together with any New Registration Statement (as defined below), the “Resale Registration Statement”) pursuant to Rule 415 under the Securities Act pursuant to which all of the 3rd Stock Consideration and/or the Option Stock Consideration, as applicable, received by the Holder (the “Registrable Securities”) shall be registered at all times for resale on a continuous basis; and

8.4.2	ListCo shall maintain the effectiveness of the Resale Registration Statement, including by filing any necessary post-effective amendments and prospectus supplements, or, alternatively, by filing one or more new registration statements (each, a “New Registration Statement”) relating to the Registrable Securities as required by Rule 415 under the Securities Act, continuously until the date that the Holder no longer holds any Registrable Securities covered by the Resale Registration Statement.

8.5	Notwithstanding anything to the contrary in this Section 8, Purchasers shall not be entitled to exercise the Stock Consideration Option, unless:

8.5.1	the Business Combination Agreement is consummated in accordance with its terms as set forth on the date hereof;

8.5.2	ListCo has timely filed all required periodic reports under applicable law and the rules and regulations of the U.S. Securities and Exchange Commission and The Nasdaq Capital Market LLC;

8.5.3	ListCo Common Stock is not subject to an delisting or deregistration procedure with the U.S. Securities and Exchange Commission or The Nasdaq Capital Market LLC, as applicable; and

8.5.4	the 3rd Stock Consideration and/or the Option Stock Consideration, as applicable, issued or transferred to the Holder is duly authorized, validly issued, fully paid and non-assessable and free and clear of all liens.

8.6	If and to the extent Purchasers are entitled or required to deduct and/or withhold any amounts in connection with the settlement of the 3rd Stock Consideration and/or the Option Stock Consideration, Section 11.11 of the SPA shall apply accordingly.

9.	Working Capital Line

The Parties hereby agree that, in deviation from Section 17.6 of the SPA, Purchasers shall procure (stehen dafür ein) that the Group Companies will be provided with a working capital line (Betriebsmittelkreditlinie) in the amount set out in Section 17.6 of the SPA available as from no later than 30 June 2024 until at least 31 December 2025.

10.	Bring Down

The Parties hereby agree that, in deviation from Section 14.4.1 of the SPA, Sellers shall review Sellers’ Warranties and prepare a Disclosure Letter as set out in Section 14.4.1 of the SPA no earlier than six (6) Business Days prior to the Scheduled Closing Date.

11.	Replacement of Exhibits to the SPA

The Parties hereby agree that:

11.1	Exhibit 17.8 to the SPA (Form of Collateral Commitment Letter) shall be replaced by Exhibit 17.8 attached hereto.

11.2	Exhibit 17.9 to the SPA (Form of Firm Commitment Letter) shall be replaced by Exhibit 17.9 attached hereto.

11.3	Exhibit 24.6.1(a) to the SPA (Seller Recourse Obligations) shall be replaced by Exhibit 24.6.1(a) attached hereto, it being understood and acknowledged by the Parties that the reference date of Exhibit 24.6.1(a) attached hereto is 22 January 2024.

11.4	Exhibit 24.6.1(b) to the SPA (Seller Bank Guarantees) shall be replaced by Exhibit 24.6.1(b) attached hereto, it being understood and acknowledged by the Parties that the reference date of Exhibit 24.6.1(b) attached hereto is 22 January 2024.

11.5	Exhibit 25 to the SPA (Form of Equity Commitment Letter) shall be replaced by Exhibit 25 attached hereto.

12.	No Further Changes to SPA

The SPA shall, except as specifically provided otherwise in Sections 1 through 11 of this Agreement, remain in full force and effect and shall not be amended, changed, modified, terminated or otherwise affected by this Agreement, and nothing in this Agreement shall prejudice any of the terms and conditions of the SPA.

13.	Costs and Expenses

13.1	Unless stipulated otherwise in this Agreement, each Party shall bear its own costs and expenses in connection with the preparation, negotiation, and consummation of this Agreement, including any and all costs for its advisors.

13.2	Any fees for the notarial recording or other expenses in connection with this Agreement and/or the Transaction shall, in the internal relationship of the Parties, be borne by Purchasers alone.

14.	Miscellaneous

Articles 26.1, 26.2, 26.3, 26.4, 26.7, 26.8, 26.9, 26.10, 26.11, 26.12, 26.13, 26.14, 26.15, 26.16, 26.17, 26.18, 26.19, 26.20, 26.21 and 26.22 of the SPA shall apply accordingly to this Agreement.